FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-163411

WELLS CORE OFFICE INCOME REIT, INC.

SUPPLEMENT NO. 12 DATED MARCH 29, 2011

TO THE PROSPECTUS DATED JUNE 11, 2010

This document supplements, and should be read in conjunction with, our prospectus dated June 11, 2010 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 8 dated January 7, 2011, supplement no. 9 dated January 26, 2011, supplement no. 10 dated January 27, 2011, and supplement no. 11 dated February 22, 2011. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	an amendment to our $70 million revolving credit facility;

•	a change to our directors’ compensation;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the year ended December 31, 2010; and

•	our consolidated financial statements and the notes thereto as of and for the years ended December 31, 2010 and 2009.

Status of the Offering

We commenced our initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of March 25, 2011, we had raised aggregate gross offering proceeds of approximately $52.0 million from the sale of approximately 2.1 million shares in our initial public offering, including shares sold in our distribution reinvestment plan.

Amendment of Credit Facility

On March 9, 2011, we entered into an amendment of the Regions Credit Facility, originally entered on November 19, 2010. The amendment changes two restrictive covenants under the Regions Credit Facility and provides for a net worth requirement to be met in connection with an extension of the maturity date.

Under the amendment, the minimum tangible net worth requirement is reduced from $200 million, as of October 31, 2011, plus 75% of the gross cash proceeds of all of our equity issuances consummated after October 31, 2011, to $110 million as of December 31, 2011, plus 75% of the gross cash proceeds of all of our equity issuances consummated after December 31, 2011. In addition, the requirement to raise gross cash proceeds from equity issuances is reduced from $85 million by April 30, 2011 to $70 million by June 30, 2011. The amendment also provides that if we desire to extend the term of the Regions Credit Facility by one year, in addition to meeting other requirements, we must also have a net worth of not less than $200 million on or after the date the written notice of extension is delivered by us to Regions Bank.

Compensation of Our Directors

On March 16, 2011, our board of directors approved an increase in the annual retainer paid to each of our independent directors from $30,000 to $32,000, effective April 1, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We commenced operations on September 29, 2010 to acquire and operate a diversified portfolio of commercial real estate primarily consisting of high-quality, income-producing office and industrial properties leased to creditworthy entities that are primarily located in major metropolitan areas throughout the United States. We are externally advised and managed by Wells Real Estate Advisory Services III, LLC and Wells Management Company, Inc. (“Wells Management”). We intend to elect to be taxed as a REIT for federal income tax purposes and have qualified and operated as such beginning with our taxable year ended December 31, 2010.

During the year ended December 31, 2010, we have received investor proceeds under this offering and used those proceeds to invest in real estate and repay borrowings. These activities impact fluctuations in the results of our property operations and in interest expense. In addition, as required under Generally Accepted Accounting Principles (“GAAP”), we expense costs incurred in connection with the acquisition of real estate assets.

General Economic Conditions and Real Estate Market Commentary

Management reviews a number of economic forecasts and market commentaries in order to evaluate general economic conditions and to formulate a view of the current environment’s effect on the real estate markets in which we operate.

As measured by the U.S. gross domestic product (“GDP”), the U.S. economy’s growth increased at an annual rate of 2.8% in the fourth quarter of 2010, according to estimates. This is an indication that the market has stabilized and an economic recovery is currently under way. For the full year of 2010, real GDP increased 2.8% compared with a 2.6% decrease in 2009. The main contributors to the increase in real GDP growth in 2010 were positive contributions from personal consumption expenditures, private domestic investment, and government consumption expenditures. While management believes the U.S. economy is beginning to show signs of recovery, we believe this recovery will be gradual and that downside risks related to factors such as employment and housing still exist.

Real estate market fundamentals underlying the U.S. office markets continued to deteriorate in 2010, as evidenced by a vacancy rate of 17.6% for the fourth quarter compared with 17.0% vacancy this same time a year ago. There was negative net absorption of 14.5 million square feet in 2010, this in addition to the 79 million square feet of negative absorption in 2009. As anticipated, average rents have also declined from a $27.79 rate in fourth quarter 2009 to current rates of $27.53, a .94% decline. On a positive note, however, fourth quarter numbers show a positive net absorption of 2.5 million square feet, the first quarter of positive absorption since 2007, and a stabilization in vacancy rates and rental rates. Additionally, as the overall economy continues to improve, the office market should follow suit with modestly improving fundamentals in 2011.

Transaction volume for office properties increased significantly in 2010 with over $41 billion in transactions, more than doubling 2009 activity of $17.3 billion. Fourth quarter 2010 activity alone was $18.7 billion, more than all of 2009 numbers. Much of the sales activity was made up of portfolio transactions and larger deals concentrated in major markets such as New York; Washington, D.C.; and Chicago. Capitalization rates (first-year income returns) also experienced sharp declines in 2010, dropping nearly 200 basis points overall. Average central business district capitalization rates finished the year at 6.2%, a 225 basis point reduction, and suburban rates averaged 7.7%, 135 basis points lower than 2009. Both exchange listed REITs and nontraded REITs were the largest buyers of real estate in 2010, with over $8 billion of total transaction activity. Commercial mortgage-backed securities also made a return in 2010, which bodes well for 2011 financing expectations.

After a sluggish office market in 2009, recent transaction activity suggests that the market has bottomed out and headed toward a recovery. Nevertheless, the majority of transactions in 2010 continued to be well-tenanted assets in primary markets. This disparity is largely determined by cash flow quality, investor profile, and location of the asset. Properties that are in top-tier markets with credit tenants and lack of near-term lease rollover are commanding significantly higher prices and lower cap rates than properties without these qualities. Recent pricing spreads and sales volumes in Washington, D.C.; New York; San Francisco; Boston; Chicago; and other desirable markets validate this trend. Additionally, rising delinquencies and looming debt maturities could force distressed sellers to dispose of assets at discounted prices. Even though evidence shows little distressed office sales compared to the amount of distressed assets, in the fourth quarter of 2010, distressed office sales exceeded the previous three quarters combined and accounted for 17% of all office transactions in the fourth quarter of 2010. Cash buyers should be in a good position to capitalize on distressed sales should they occur.

Impact of Economic Conditions on our Portfolio

Demand for high-quality commercial real estate investments has surpassed its supply and, thus, has put upward pressure on acquisition pricing for properties that meet our investment objectives. At the same time, the lack of job growth in the U.S. economy has put downward pressure on demand for office space and, thus, the marketplace is requiring landlords to offer reduced rents and more aggressive tenant improvement allowances to attract or retain high-caliber tenants. Should the tenant-favored commercial office leasing environment persist for a prolonged period of time, our ability to re-lease space to tenants at attractive terms could negatively impact us when our leases mature in the future, or should our tenants terminate their leases early.

Liquidity and Capital Resources

Overview

We commenced our fundraising activities upon receiving and accepting the minimum offering amount of $2.5 million on September 29, 2010, and raised total equity proceeds under this offering of $20.3 million through December 31, 2010. In the fourth quarter of 2010, we commenced active real estate operations. Using a combination of equity proceeds, short-term borrowings, and longer-term borrowings, we acquired the Royal Ridge V Building (a three-story office building located in Irving, Texas) for $18.1 million in October 2010 and the 333 East Lake Street Building (a three-story office building located in Bloomingdale, Illinois) for $11.5 million in November 2010. In January 2011, we acquired a third property, the Westway One Building (a three-story office building in Houston, Texas) for $30.0 million.

We intend to continue to raise capital proceeds from the sale of our common stock under this offering in future periods and to use such proceeds to repay short-term borrowings and to invest in additional operating properties. We expect our primary source of future operating cash flows will be from net rental revenues generated from the properties we have acquired and anticipate acquiring in future periods. Stockholder distributions will be largely dependent upon, among other things, our expectations of future operating cash flow generated from our properties and our determination of near-term cash needs for capital expenditures at our properties and debt repayments.

Short-term Liquidity and Capital Resources

During 2010, net cash flows used in operating activities was $696,120 and consisted primarily of expenditures for administrative costs, such as directors’ fees and expenses, legal costs, and other professional fees, made in excess of rental payments and property reimbursements collected from tenants in the fourth quarter. During our start-up period, which ran through the third quarter of 2010, the majority of our operating expenditures were funded by advances received from our advisor. As of December 31, 2010, we owe our advisor $293,543 for such advances. We intend to repay this amount to our advisor once our real estate operations have stabilized.

During 2010, we generated net proceeds from the sale of common stock under this offering, net of commissions, dealer-manager fees, acquisition fees, and offering cost reimbursements, of approximately $17.7 million, which were used together with net new borrowings of approximately $17.3 million to fund the acquisitions of the Royal Ridge V Building and the 333 East Lake Street Building. We intend to generate additional equity proceeds from the sale of common stock under this offering in the future and to use those proceeds, along with additional borrowings, to make additional real estate investments and/or to satisfy our near-term debt requirements.

Our board of directors has declared distributions for stockholders of record from December 16, 2010 through February 28, 2011, in an amount equal to $0.003425 (0.3425 cent) per day, per share (or, a 5.0% annualized yield on a $25.00 original share price), and has declared distributions for stockholders of record from March 1, 2011 through March 15, 2011 in an amount equal to $0.004110 (0.4110 cent) per day, per share (or, a 6.0% annualized yield on a $25.00 original share price). We expect to pay these distributions in March 2011. Our board of directors has also declared distributions for stockholders of record from March 16, 2011 through June 15, 2011 in an amount equal to $0.004110 (0.4110 cent) per day, per share (or, a 6.0% annualized yield on a $25.00 original share price). We expect to pay this distribution in June 2011.

On November 19, 2010, we, through our operating partnership, entered into a $70.0 million secured revolving credit facility with Regions Bank (“Regions”), as administrative agent for itself and any other lenders that may become parties to this agreement (the “Regions Credit Facility”). Under the Regions Credit Facility, we may borrow up to $70.0 million (the “Facility Amount”), subject to availability as described below. We also have the right on three occasions within 18 months of closing to increase the Facility Amount by an aggregate of $130.0 million to a total Facility Amount of $200.0 million, provided that no default has occurred. The Regions Credit Facility also includes a standby letter of credit facility with an initial $10.0 million sublimit and a swingline facility with an initial $10.0 million sublimit, in each case subject to availability. Aggregate advances, letters of credit, or swingline loans outstanding at any time under the Regions Credit Facility are subject to availability equal to the lesser of (1) the Facility Amount, (2) 60% multiplied by the value of the properties used to secure the Regions Credit Facility, provided that until we have raised $30 million in common equity, the availability attributable to the 333 East Lake Street Building will be its value multiplied by 55% less $150,000, or (3) an amount that would produce a minimum implied debt service coverage ratio of 1.45 based on a 30-year amortization schedule and an interest rate equal to the greater of (a) the ten-year Treasury Rate plus 2.5% or (b) 8.0%. Draws under the Regions Credit Facility will be secured by properties directly owned by our subsidiaries, which we have elected to add to the borrowing base. The proceeds of the Regions Credit Facility may be used by us to acquire properties and for working capital, capital expenditures, and other general corporate purposes. The 333 East Lake Street Building (acquired in November 2010) and the Westway One Building (acquired in January 2011) currently serve as collateral under the Regions Credit Facility.

The entire unpaid principal balance of all borrowings under the Regions Credit Facility and all accrued and unpaid interest thereon will be due and payable in full on November 19, 2012, which date may be extended to November 19, 2013, subject to satisfaction of certain conditions and payment of an extension fee equal to 0.25% of the amount committed under the Regions Credit Facility. We may borrow under the Regions Credit Facility at rates equal to (1) the London Interbank Offered Rate (“LIBOR”) plus the applicable LIBOR Margin (the “LIBOR Rate”) or (2) the greater of (a) the prime rate announced by Regions, (b) the Federal Funds Effective Rate plus 0.5%, or (c) the 30-day LIBOR (adjusted daily) plus 1.0%, plus the applicable base rate margin (the “Base Rate”). The applicable LIBOR margin may vary from 3.0% to 4.0% and the applicable base rate margin may vary from 2.0% to 3.0% based on our then-current leverage ratio. All swingline loans issued under the Regions Credit Facility will bear interest at the Base Rate. We generally will be required to make interest-only payments. We also may prepay the Regions Credit Facility in whole or in part at any time without penalty, subject to reimbursement of any breakage and redeployment costs incurred by lenders in the case of prepayment of LIBOR borrowings.

We are required to pay a fee on the unused portion of the Regions Credit Facility in an amount equal to the average daily unused amount of the Regions Credit Facility multiplied by a rate per annum equal to (1) 0.50% if we utilize 50% or less of the Facility Amount or (2) 0.35% if we utilize more than 50% of the Facility Amount, payable quarterly in arrears. We will also pay a fee at a rate per annum equal to the applicable LIBOR margin for LIBOR-based loans on the maximum amount available to be drawn under each letter of credit that is issued and outstanding, payable quarterly in arrears. Additionally, we must pay Regions a one-time fronting fee equal to the greater of (1) $1,500 or (2) 0.125% on the stated amount of each letter of credit issued pursuant to the Regions Credit Facility, payable at the time of issuance. Our operating partnership’s obligations with respect to the Regions Credit Facility are guaranteed by us and by certain material subsidiaries of our operating partnership, as defined in the Regions Credit Facility, pursuant to the terms of a guaranty dated as of November 19, 2010 (the “Guaranty”).

As of December 31, 2010, the Regions Credit Facility contained, among others, the following restrictive covenants:

•

The ratio of our total indebtedness to the total value of our assets, as both are defined in the Regions Credit Facility, may not exceed 0.65 to 1.00 until May 19, 2012, and to 0.60 to 1.00 thereafter.

•	Our amount of secured debt, excluding the Regions Credit Facility and nonrecourse debt, may not exceed 5% of our consolidated tangible assets so long as our consolidated tangible assets are less than

$200 million in value. Thereafter, the limit will be increased to 10%.

•	The ratio of our EBITDA, as defined, to our fixed charges, including preferred dividends, shall not be less than 1.75 to 1.00.

•

Beginning with the fiscal quarter ending October 31, 2011, and at any time thereafter, our tangible net worth may not be less than the sum of (1) $200 million and (2) 75% of the gross cash proceeds of all of our equity issuances consummated after October 31, 2011.

•

On or before February 28, 2011, we must raise at least $30 million in gross cash proceeds from equity issuances, which we have done. Additionally, we must raise an additional $55 million in gross cash proceeds from equity issuances on or before April 30, 2011

As of December 31, 2010, we believe that we have adequate liquidity and capital resources, including cash flow generated from operations, cash on hand, other investments, and borrowing capacity, necessary to meet our current and future obligations as they become due. As of December 31, 2010, we had $6.2 million outstanding on the Regions Credit Facility. As of December 31, 2010, our total debt-to-gross-real-estate asset ratio was approximately 57.9%. Effective March 9, 2011, we amended the Regions Credit Facility to reduce the minimum cumulative equity raise requirement from $85 million by April 30, 2011 to $70 million by June 30, 2011, and to reduce the minimum net worth requirement from $200 million by October 31, 2011 to $110 million by December 31, 2011, plus 75% of gross equity thereafter. As of December 31, 2010, we were not in compliance with the fixed charge restrictive covenant under the terms of the Regions Credit Facility. On March 28, 2011, Regions temporarily waived compliance with the fixed charge restrictive covenant under the terms of the Regions Credit Facility for the period from November 19, 2010 through June 29, 2011 such that there would be no event of default under the loan as a result of fixed charges incurred during our start-up phase. Pursuant to the waiver, we must be in compliance with all of the restrictive covenants as of June 30, 2011. We believe that as of June 30, 2011 we will be in compliance with all restrictive covenants or have the ability to refinance, amend, or repay all amounts outstanding under the Regions Credit Facility. As of December 31, 2010, we believe we were in compliance with all other restrictive covenants of the Regions Credit Facility.

Long-term Liquidity and Capital Resources

Over the long term, we expect that our primary source of capital will include proceeds from the sale of our common stock, proceeds from secured or unsecured financings from banks and other lenders, and net cash flows from operations. We anticipate using the majority of our operational cash flows to fund distributions to our stockholders over the long term; however, we may also periodically borrow funds on a short-term basis to fund distributions as well.

We expect our principal demands for capital to include funding acquisitions of office and industrial properties, either directly or through investments in joint ventures; capital improvements for such properties; offering-related costs; operating expenses, including interest expense on any outstanding indebtedness, distributions, and redemptions of shares of our common stock under our share redemption plan.

In determining how and when to allocate cash resources in the future, we will initially consider the source of the cash. Substantially all cash raised from operations, after payments of periodic operating expenses and certain capital expenditures required for our office and industrial properties, is anticipated to be used to pay distributions to stockholders. Therefore, to the extent that cash flows from operations are lower, distributions are anticipated to be lower as well. Substantially all net proceeds generated from the sale of shares under this offering or from debt financing will be available to fund acquisitions of office and industrial properties, capital expenditures identified at the time of acquisition, and to pay down outstanding borrowings. If sufficient equity or debt capital is not available, our future investments in office and industrial properties will be lower.

We have a policy of keeping our debt at no more than 50% of the cost of our assets (before depreciation). We intend to maintain debt levels subject to this limitation over the long term; however, we may borrow in excess of this limitation under some circumstances. In accordance with our charter, our board of directors and our Conflicts Committee determined that borrowing in excess of 100% of our net assets, as defined in our charter, was justified in connection with the acquisition of the Royal Ridge V Building (October 2010), the 333 East Lake Street Building (November 2010), and the Westway One Building (January 2011). With respect to executing these acquisitions, our board of directors concluded that it would be in our best interest to temporarily maintain a higher level of leverage than we are targeting to maintain over the long term because:

•	such debt should enable us to assemble a diversified portfolio of office and industrial properties, and thereby earn rental income, more quickly;

•

these acquisitions, partially made possible by debt, are expected to increase the net offering proceeds to be raised under this offering and, thereby, improve our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors;

•

the dealer-manager of this offering has a strong record of raising capital for programs such as ours; therefore, our leverage is likely to exceed our charter’s guidelines for only a short period of time; and

•	this prospectus discloses the likelihood that we would exceed our charter’s leverage guidelines during the early stages of this offering for the reasons described above.

Because of our higher-than-typical debt level and uncertain future capital raising amounts, we are not able to anticipate with any degree of certainty what our debt levels will be in the near-term. In accordance with our charter, if our board of directors and our Conflicts Committee approves any borrowing in excess of our leverage limitation, we will disclose such approval to our stockholders in our next quarterly report, along with an explanation for such excess.

Contractual Obligations and Commitments

As of December 31, 2010, our contractual obligations are as follows:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Outstanding debt obligations(1)	$17,275,000	$6,175,000	$11,100,000	$—	$—
Interest obligations under debt	1,329,843	706,438	623,405	—	—
Tenant improvements	617,380	617,380	—	—	—

Total	$19,222,223	$7,498,818	$11,723,405	$—	$—

(1)	Amounts include principal payments only. We made interest payments of approximately $166,966 during the year ended December 31, 2010.

Results of Operations

Overview

On September 29, 2010, we commenced active fundraising activities upon receiving and accepting the minimum offering under this offering. In October 2010, we commenced active real estate operations upon acquiring the Royal Ridge V Building. Shortly thereafter, we acquired our second property, the 333 East Lake Street Building, in November 2010.

Accordingly, our results of operations include administrative costs incurred during our start-up phase and real estate activity for the above-mentioned properties during our initial partial period of ownership. Our 2010 results of operations are not indicative of those expected in future periods. While we expect to continue to incur administrative costs in future periods, we also expect to generate additional rental revenues, net of additional operating expenses and interest expense, from the properties that we have already acquired and from additional properties that we expect to acquire in the future.

Distributions

Our board of directors typically declares distributions to common stockholders in advance of a period spanning approximately one quarter using daily record dates. In determining the rate of stockholder distributions, our board considers a number of factors, including the future level of cash projected to be available to fund stockholder distributions, which is currently principally dependent upon the rate at which we are able to raise equity proceeds under this offering and to invest those proceeds (in combination with borrowings) in new properties and, to a lesser extent, is also dependent upon the operations of properties that we already own. In making this determination, our board of directors also considers our current and future projected financial condition, including our expectations of future sources of liquidity, and the annual distribution requirements necessary to maintain our status as a REIT under the Internal Revenue Code (the “Code”).

When projecting the amount of cash to be available to fund distributions to stockholders in the future, we consider net cash projected to be provided by operating activities (as measured in the accompanying GAAP-basis consolidated statements of cash flows). We also consider certain costs that were incurred for the purpose of generating future earnings and appreciation in value over the long term, including acquisition-related costs. As required by GAAP, we expense all acquisition-related costs as incurred. Acquisition-related costs include acquisition fees payable to our advisor (see Note 9 to our accompanying consolidated financial statements); customary third-party costs, such as legal fees and expenses; costs of appraisals, accounting fees and expenses, title insurance premiums, and other closing costs. As provided in the prospectuses for this offering, acquisition-related costs are funded with cash generated from the sale of common stock in this offering and, therefore, are not funded with cash generated from operations.

During 2010, we paid total distributions to common stockholders, including amounts reinvested in our common stock, of $86,367, which were funded with borrowings. During this period, our net operating cash outflows were $696,120 due to expenditures for administrative costs incurred during our start-up period made in excess of revenues collected from our inaugural tenants in the fourth quarter. Such net operating cash outflows have been reduced for acquisition-related costs of $668,855 that were funded with cash generated from the sale of common stock under this offering.

Our board of directors has declared distributions for stockholders of record from December 16, 2010 through February 28, 2011 in an amount equal to $0.003425 (0.3425 cent) per day, per share (or, a 5.0% annualized yield on a $25.00 original share price), and has declared distributions for stockholders of record from March 1, 2011 through March 15, 2011 in an amount equal to $0.004110 (0.4110 cent) per day, per share (or, a 6.0% annualized yield on a $25.00 original share price); we expect to pay these distributions in March 2011. Our board of directors also has declared distributions for stockholders of record from March 16, 2011 through June 15, 2011 in an amount equal to $0.004110 (0.4110 cent) per day, per share (or, a 6.0% annualized yield on a $25.00 original share price); we expect to pay this distribution in June 2011.

Over the long-term, we expect to fund stockholder distributions principally with cash flow from operations, adjusted to exclude acquisition-related costs; however, in the short-term, we may also temporarily use borrowings to fund stockholder distributions to bridge the gap between timing differences that may arise between the rate at which we are able to raise equity proceeds under this offering and the rate at which we are able to deploy equity into income-producing properties.

Portfolio Information

As of December 31, 2010, we owned interests in two office properties located in two states, both of which are wholly owned. As of December 31, 2010, our office properties were approximately 99.2% leased, with an average lease term remaining of approximately 8.8 years.

As of December 31, 2010, our highest geographic concentrations were as follows:

Location	2010 Annualized Gross Base Rents (in thousands)	Rentable Square Feet (in thousands)	Percentage of 2010 Annualized Gross Base Rents
Dallas	$2,213	120	66%
Chicago	1,139	71	34%

	$3,352	191	100%

As of December 31, 2010, our highest tenant industry concentrations were as follows:

Industry	2010 Annualized Gross Base Rents (in thousands)	Rentable Square Feet (in thousands)	Percentage of 2010 Annualized Gross Base Rents
Nondepository Institutions	$2,213	120	66%
Wholesale Trade-Durable Goods	1,139	71	34%

	$3,352	191	100%

As of December 31, 2010, our highest tenant concentrations were as follows:

Tenant	2010 Annualized Gross Base Rents (in thousands)	Percentage of 2010 Annualized Gross Base Rents
JPMorgan Chase	$2,213	66%
Bridgestone Retail Operations	1,139	34%

	$3,352	100%

Election as a REIT

We intend to elect to be taxed as a REIT under the Code and have qualified and operated as such beginning with the taxable year ended December 31, 2010. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income, as defined in the Code, to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income for that year and for the four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

No provision for federal income taxes has been made in our accompanying consolidated financial statements, as we made distributions in excess of taxable income for the periods presented. We are subject to certain state and local taxes related to property operations in certain locations, which have been provided for in our accompanying consolidated financial statements.

Inflation

We are exposed to inflation risk, as income from long-term leases is the primary source of our cash flows from operations. There are provisions in our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation, and we expect leases in our future acquisitions will also have such provisions. These provisions include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per-square-foot basis, or in some cases, annual reimbursement of operating expenses above a certain per-square-foot allowance. However, due to the long-term nature of the leases, the leases may not reset frequently enough to fully cover inflation.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

The critical accounting policies outlined below have been discussed with members of the audit committee of the board of directors.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. The estimated useful lives of our assets by class are as follows:

Buildings	40 years
Building improvements	5-25 years
Site improvements	15 years
Tenant improvements	Shorter of economic life or lease term
Intangible lease assets	Lease term

Evaluating the Recoverability of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of real estate assets and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the respective carrying values will be recovered through the estimated undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying values, we adjust the carrying value of the real estate assets and related intangible assets to the estimated fair values, pursuant to the property, plant, and equipment accounting standard for the impairment or disposal of long-lived assets, and recognize an impairment loss. Estimated fair values are calculated based on the following information, in order of preference, depending upon availability: (i) recently quoted market price(s) for the subject property, or highly comparable properties, under sufficiently active and normal market conditions, or (ii) the present value of future cash flows, including estimated residual value. We have determined that there has been no impairment in the carrying value of our real estate assets and related intangible assets to date.

Projections of expected future operating cash flows require that we estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property’s fair value and could result in the misstatement of the carrying value of our real estate assets and related intangible assets and net income (loss).

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, we allocate the purchase price of properties to tangible assets, consisting of land and building, site improvements, and identified intangible assets and liabilities, including the value in-place leases, based in each case on our estimate of their fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on our determination of the relative fair value of these assets. We determine the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors we consider in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.

Intangible Assets and Liabilities Arising from In-Place Leases Where We Are the Lessor

As further described below, in-place leases where we are the lessor may have values related to: direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates:

•

Direct costs associated with obtaining a new tenant, including commissions, tenant improvements, and other direct costs, are estimated based on management’s consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Such opportunity costs are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of tenant relationships is calculated based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

Evaluating the Recoverability of Intangible Assets and Liabilities

The values of intangible lease assets and liabilities are determined based on assumptions made at the time of acquisition and have defined useful lives, which correspond with the lease terms. There may be instances in which intangible lease assets and liabilities become impaired, and we are required to expense the remaining asset or liability immediately or over a shorter period of time. Lease restructurings, including, but not limited to, lease terminations and lease extensions, may impact the value and useful life of in-place leases. In-place leases that are terminated, partially terminated, or modified will be evaluated for impairment if the original in-place lease terms have been modified. In situations where the discounted cash flows of the modified in-place lease stream are less than the discounted cash flows of the original in-place lease stream, we reduce the carrying value of the intangible lease assets to reflect the modified lease terms and recognize an impairment loss. For in-place lease extensions that are executed more than one year prior to the original in-place lease expiration date, the useful life of the in-place lease will be extended over the new lease term with the exception of those in-place lease components, such as lease commissions and tenant allowances, which have been renegotiated for the extended term. Renegotiated in-place lease components, such as lease commissions and tenant allowances, will be amortized over the shorter of the useful life of the asset or the new lease term.

Related-Party Transactions and Agreements

We have entered into agreements with our advisor, Wells Management, and their affiliates, whereby we pay certain fees and reimbursements to our advisor or its affiliates for acquisition fees, commissions, dealer-manager fees, asset and property management fees, construction fees, reimbursement of other offering costs, and reimbursement of operating costs. See Note 9 to our accompanying consolidated financial statements included herein for a discussion of the various related-party transactions, agreements, and fees.

Commitments and Contingencies

We are subject to certain commitments and contingencies with regard to certain transactions. Examples of such commitments and contingencies include:

•	properties under contract;

•	commitments under existing lease agreements; and

•	litigation.

Experts

The following information supplements the disclosure in the prospectus under the heading “Experts.”

The consolidated financial statements and the consolidated financial statement schedule included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements and the financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Wells Core Office Income REIT, Inc.:

We have audited the accompanying consolidated balance sheets of Wells Core Office Income REIT, Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years then ended. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wells Core Office Income REIT, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 28, 2011

WELLS CORE OFFICE INCOME REIT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
Assets:
Real estate assets, at cost:
Land	$2,478,408	$—
Buildings and improvements, less accumulated depreciation of $252,225 as of December 31, 2010	23,370,867	—
Intangible lease assets, less accumulated amortization of $61,074 as of December 31, 2010	2,144,497	—

Total real estate assets	27,993,772	—

Cash and cash equivalents	4,433,008	200,000
Tenant receivables	58,276	—
Prepaid expenses and other assets	369,147	—
Deferred financing costs, less accumulated amortization of $99,801 as of December 31, 2010	1,077,798	—
Intangible lease origination costs, less accumulated amortization of $49,721 as of December 31, 2010	1,488,560	—

Total assets	$35,420,561	$200,000

Liabilities:
Lines of credit and note payable	$17,275,000	$—
Accounts payable and accrued expenses	808,283	—
Due to affiliates	602,918	—
Distributions payable	40,543	—
Deferred income	150,359	—

Total liabilities	18,877,103	—

Commitments and Contingencies (Note 5)	—	—

Redeemable Common Stock	42,703	—

Stockholders’ Equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 821,995 and 8,000 shares issued and outstanding as of December 31, 2010 and 2009, respectively	8,220	80
Additional paid-in capital	18,205,771	199,920
Cumulative distributions in excess of earnings	(1,670,533)	—
Redeemable common stock	(42,703)	—

Total stockholders’ equity	16,500,755	200,000

Total liabilities, redeemable common stock, and stockholders’ equity	$35,420,561	$200,000

See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31,
	2010	2009

Revenues:
Rental income	$656,991	$—
Tenant reimbursements	98,398	—

	755,389	—

Expenses:
Property operating costs	226,126	—
Asset and property management fees:
Related-party	28,664	—
Other	15,459	—
Depreciation	252,225	—
Amortization	88,795	—
General and administrative	695,311	—
Acquisition fees and expenses	668,855	—

	1,975,435	—

Real estate operating loss	(1,220,046)	—

Other income (expense):
Interest expense	(319,956)	—
Interest and other income	18	—

	(319,938)	—

Loss before income tax expense	(1,539,984)	—
Income tax expense	(3,639)	—

Net loss attributable to common stockholders	$(1,543,623)	$—

Per-share information – basic and diluted:
Net loss attributable to common stockholders	$(13.48)	$0.00

Weighted-average common shares outstanding – basic and diluted	114,526	8,000

See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Total Stockholders’ Equity
	Shares	Amount
Balance, January 1, 2009	—	$—	$—	$—	$—	$—
Issuance of common stock	8,000	80	199,920	—	—	200,000

Balance, December 31, 2009	8,000	80	199,920	—	—	200,000

Issuance of common stock	813,995	8,140	20,339,449	—	—	20,347,589
Increase in redeemable common stock	—	—	—	—	(42,703)	(42,703)
Distributions to common stockholders ($0.26 per share)	—	—	—	(126,910)	—	(126,910)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(1,928,877)	—	—	(1,928,877)
Other offering costs	—	—	(404,721)	—	—	(404,721)
Net loss attributable to common stockholders	—	—	—	(1,543,623)	—	(1,543,623)

Balance, December 31, 2010	821,995	$8,220	$18,205,771	$(1,670,533)	$(42,703)	$16,500,755

See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2010	2009
Cash Flows from Operating Activities:
Net loss attributable to common stockholders	$(1,543,623)	$—
Adjustments to reconcile net loss to net cash used in operating activities:
Straight-line rental income	(38,515)	—
Depreciation	252,225	—
Amortization	110,795	—
Noncash interest expense	152,990	—
Changes in assets and liabilities, net of acquisitions:
Increase in other tenant receivables	(19,761)	—
Increase in prepaid expenses and other assets	(369,147)	—
Increase in accounts payable and accrued expenses	389,076	—
Increase in due to affiliates	219,481	—
Increase in deferred income	150,359	—

Net cash used in operating activities	(696,120)	—

Cash Flows from Investing Activities:
Investment in real estate and earnest money paid	(29,426,144)	—

Net cash used in investing activities	(29,426,144)	—

Cash Flows from Financing Activities:
Due to affiliates	293,543	—
Deferred financing costs paid	(1,230,788)	—
Proceeds from lines of credit and note payable	25,625,000	—
Repayments of lines of credit and note payable	(8,350,000)	—
Issuance of common stock	20,322,428	200,000
Distributions paid to stockholders	(42,746)	—
Distributions paid to stockholders and reinvested in shares of our common stock	(43,621)	—
Commissions on stock sales and related dealer-manager fees paid	(1,832,253)	—
Other offering costs paid	(386,291)	—

Net cash provided by financing activities	34,355,272	200,000

Net increase in cash and cash equivalents	4,233,008	200,000
Cash and cash equivalents, beginning of period	200,000	—

Cash and cash equivalents, end of period	$4,433,008	$200,000

See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 and 2009

1.	Organization

Wells Core Office Income REIT, Inc. (“Wells Core Office Income REIT”) was formed on July 3, 2007 as a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes for the year ended December 31, 2010. Prior to May 14, 2010, Wells Core Office Income REIT was known as Wells Real Estate Investment Trust III, Inc. Substantially all of Wells Core Office Income REIT’s business is conducted through Wells Core Office Income Operating Partnership, L.P. (“Wells Core OP”), a Delaware limited partnership formed on July 3, 2007. Wells Core Office Income REIT is the sole general partner of Wells Core OP. Wells Core Office Income Holdings, LLC (“Wells Core Holdings”), a Delaware limited liability company formed on November 6, 2009, is the sole limited partner of Wells Core OP. Wells Core Office Income REIT owns 100% of the interests of Wells Core Holdings and possesses full legal control and authority over the operations of Wells Core OP and Wells Core Holdings. References to Wells Core Office Income REIT herein shall include Wells Core Office Income REIT and all subsidiaries of Wells Core Office Income REIT, including Wells Core OP and Wells Core Holdings, unless stated otherwise.

On June 10, 2010, Wells Core Office Income REIT commenced its initial public offering of up to 230,000,000 shares of common stock (the “Initial Offering”) pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933, with 30,000,000 of those shares being offered through the Wells Core Office Income REIT Distribution Reinvestment Plan (“DRP”). Under this offering, the primary shares are offered at a price of $25 per share, with discounts available to certain categories of purchases, and DRP shares are offered at a price of $23.75 per share. On September 29, 2010, Wells Core Office Income REIT received and accepted subscriptions under this offering equal to the minimum offering amount of $2.5 million, at which point active operations commenced. To issue shares under this offering to Pennsylvania investors, Wells Core Office Income REIT must raise gross offering proceeds of $166.7 million from all jurisdictions.

As of December 31, 2010, Wells Core Office Income REIT had raised offering proceeds under this offering of approximately $20,322,428 from the sale of approximately 813,995 shares of common stock. After deductions from such gross offering proceeds for selling commissions and dealer-manager fees of approximately $1,832,253, acquisition fees of $386,291, and other offering expenses of approximately $386,291, Wells Core Office Income REIT had raised aggregate net offering proceeds of approximately $17,717,593. As of December 31, 2010, substantially all of Wells Core Office Income REIT’s net offering proceeds have been invested in real properties and related assets, and approximately 229.2 million shares remain available for sale to the public under this offering, exclusive of shares available under the DRP.

On June 7, 2010, Wells Core Office Income REIT executed an agreement with Wells Core Office Income REIT Advisory Services, LLC (formerly known as Wells Real Estate Advisory Services III, LLC) (the “Advisor”), under which the Advisor will perform certain key functions on behalf of Wells Core Office Income REIT, including, among others, the investment of capital proceeds and management of day-to-day operations (the “Advisory Agreement”). The Advisor is a wholly owned subsidiary of Wells Real Estate Funds, Inc. (“WREF”) and has contracted with Wells Capital, Inc. (“Wells Capital”) and Wells Management Company, Inc. (“Wells Management”), also wholly owned subsidiaries of WREF, to engage their employees to carry out, among others, the key functions enumerated above on behalf of Wells Core Office Income REIT.

Wells Core Office Income REIT intends to acquire and operate a diversified portfolio of commercial real estate consisting primarily of high-quality, income-generating office and industrial properties located in the United States and leased or pre-leased to creditworthy companies and governmental entities. Wells Core Office Income REIT intends to invest in office and industrial properties at all stages of development, from those under construction to those with established operating histories. On October 7, 2010, Wells Core Office Income REIT acquired its first real estate property (see Note 3). As of December 31, 2010, Wells Core Office Income REIT owned two office properties, consisting of approximately 190,600 square feet. As of December 31, 2010, these office properties were approximately 99% leased.

Wells Core Office Income REIT’s stock is not listed on a public securities exchange. However, Wells Core Office Income REIT’s charter requires that in the event Wells Core Office Income REIT’s stock is not listed on a national securities exchange by July 31, 2020, Wells Core Office Income REIT must either seek stockholder approval to extend or amend this listing deadline or seek stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. If Wells Core Office Income REIT seeks stockholder approval to extend or amend this listing date and does not obtain it, Wells Core Office Income REIT will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells Core Office Income REIT seeks and does not obtain approval to liquidate, Wells Core Office Income REIT will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of Wells Core Office Income REIT have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of Wells Core Office Income REIT, Wells Core OP, Wells Core Holdings, and any variable interest entity (“VIE”) in which Wells Core Office Income REIT, Wells Core OP, or Wells Core Holdings was deemed the primary beneficiary. With respect to entities that are not VIEs, Wells Core Office Income REIT’s, consolidated financial statements shall also include the accounts of any entity in which Wells Core Office Income REIT, Wells Core OP, Wells Core Holdings, or its subsidiaries own a controlling financial interest and any limited partnership in which Wells Core Office Income REIT, Wells Core OP, Wells Core Holdings, or its subsidiaries own a controlling general partnership interest. In determining whether Wells Core Office Income REIT, Wells Core OP, or Wells Core Holdings has a controlling interest, the following factors are considered, among other things: the ownership of voting interests, protective rights, and participatory rights of the investors.

All intercompany balances and transactions have been eliminated in consolidation.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board clarified previously issued GAAP and issued new requirements related to Accounting Standards Codification Topic Fair Value Measurements and Disclosures (“ASC 820”). The clarification component includes disclosures about inputs and valuation techniques used in determining fair value, and providing fair value measurement information for each class of assets and liabilities. The new requirements relate to disclosures of transfers between the levels in the fair value hierarchy, as well as the individual components in the rollforward of the lowest level (Level 3) in the fair value hierarchy. This change in GAAP was effective for Wells Core Office Income REIT beginning January 1, 2010, except for the provision concerning the rollforward of activity of the Level 3 fair value measurement, which will become effective for Wells Core Office Income REIT on January 1, 2011. The adoption of ASC 820 has not had, and is not expected to have, a material impact on Wells Core Office Income REIT’s consolidated financial statements or disclosures.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition or construction, and any tenant improvements or major improvements and betterments that extend the useful life of the related asset. Additionally, Wells Core Office Income REIT capitalizes interest while the development of a real estate asset is in progress. There was no interest capitalized during the year ended December 31, 2010. All costs incurred in connection with acquiring acquisitions, including acquisition fees payable to the Advisor (see Note 9), and repairs and maintenance costs are expensed as incurred.

Wells Core Office Income REIT is required to make subjective assessments as to the useful lives of our depreciable assets. Wells Core Office Income REIT considers the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. Wells Core Office Income REIT’s real estate assets are depreciated or amortized using the straight-line method. The estimated useful lives of our assets by class are as follows:

Building	40 years
Building improvements	5-25 years
Site improvements	15 years
Tenant improvements	Shorter of economic life or lease term
Intangible lease assets	Lease term

Evaluating the Recoverability of Real Estate Assets

Wells Core Office Income REIT continually monitors events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction, in which Wells Core Office Income REIT has an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of real estate assets and related intangible assets may not be recoverable, Wells Core Office Income REIT assesses the recoverability of these assets by determining whether the respective carrying values will be recovered through the estimated undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying values, Wells Core Office Income REIT adjusts the carrying value of the real estate assets and related intangible assets to the estimated fair values, pursuant to the property, plant, and equipment accounting standard for the impairment or disposal of long-lived assets, and recognizes an impairment loss. Estimated fair values are determined based on the following information, dependent upon availability: (i) recently quoted market price(s) for the subject property, or highly comparable properties, under sufficiently active and normal market conditions, or (ii) the present value of future cash flows, including estimated residual value. Wells Core Office Income REIT has determined that there has been no impairment in the carrying value of real estate assets and related intangible assets held by Wells Core Office Income REIT to date.

Projections of expected future operating cash flows require that management estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property’s fair value and could result in the misstatement of the carrying value of Wells Core Office Income REIT’s real estate assets and related intangible assets and net income (loss).

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, Wells Core Office Income REIT allocates the purchase price of properties to tangible assets, consisting of land, building and site improvements, and identified intangible assets and liabilities, including the value of in-place leases, based in each case on Wells Core Office Income REIT’s estimate of their fair values in accordance with ASC 820 (see Fair Value Measurements section below for additional details).

The fair values of the tangible assets of an acquired property (which includes land, building, and site improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land, building, and site improvements based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.

Intangible Assets and Liabilities Arising from In-Place Leases where Wells Core Office Income REIT is the Lessor

As further described below, in-place leases with Wells Core Office Income REIT as the lessor may have values related to: direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates:

•

Direct costs associated with obtaining a new tenant, including commissions, tenant improvements, and other direct costs, are estimated based on management’s consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Such opportunity costs (“Absorption Period Costs”) are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of tenant relationships is calculated based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

As of December 31, 2010, Wells Core Office Income REIT had the following gross intangible in-place lease assets and liabilities:

Intangible Lease Assets		Intangible Lease Origination Costs
Above-Market In-Place Lease Assets	Absorption Period Costs
$1,067,012	$1,138,559	$1,538,281

During the year ended December 31, 2010, Wells Core REIT recognized the following amortization of intangible lease assets and liabilities:

Intangible Lease Assets		Intangible Lease Origination Costs
Above-Market In-Place Lease Assets	Absorption Period Costs
$22,000	$39,074	$49,721

The net intangible assets and liabilities as of December 31, 2010 will be amortized as follows:

	Intangible Lease Assets		Intangible Lease Origination Costs
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the year ending December 31:
2011	$132,001	$177,879	$224,297
2012	132,001	177,879	224,297
2013	132,001	177,879	224,297
2014	132,001	177,879	224,297
2015	132,001	102,856	145,599
Thereafter	385,007	285,113	445,773

	$1,045,012	$1,099,485	$1,488,560

Weighted-Average Amortization Period	8 years	9 years	9 years

Evaluating the Recoverability of Intangible Assets and Liabilities

The values of intangible lease assets and liabilities are determined based on assumptions made at the time of acquisition and have defined useful lives, which correspond with the lease terms. There may be instances in which intangible lease assets and liabilities become impaired, and Wells Core Office Income REIT is required to write off the remaining asset or liability immediately or over a shorter period of time. Lease restructurings, including but not limited to lease terminations and lease extensions, may impact the value and useful life of in-place leases. In-place leases that are terminated, partially terminated, or modified will be evaluated for impairment if the original in-place lease terms have been modified. In situations where the discounted cash flows of the modified in-place lease stream are less than the discounted cash flows of the original in-place lease stream, Wells Core Office Income REIT reduces the carrying value of the intangible lease assets to reflect the modified lease terms and recognizes an impairment loss. For in-place lease extensions that are executed more than one year prior to the original in-place lease expiration date, the useful life of the in-place lease will be extended over the new lease term with the exception of those in-place lease components, such as lease commissions and tenant allowances, which have been renegotiated for the extended term. Renegotiated in-place lease components, such as lease commissions and tenant allowances, will be amortized over the shorter of the useful life of the asset or the new lease term.

Cash and Cash Equivalents

Wells Core Office Income REIT considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value, and may consist of investments in money market accounts as of December 31, 2010 and December 31, 2009. There are no restrictions on the use of Wells Core Office Income REIT’s cash balances as of December 31, 2010 and December 31, 2009.

Tenant Receivables

Tenant receivables are comprised of rental and reimbursement billings due from tenants and the cumulative amount of future adjustments necessary to present rental income on a straight-line basis. Tenant receivables are recorded at the original amount earned, less an allowance for any doubtful accounts, which approximates fair value. Management assesses the realizability of tenant receivables on an ongoing basis and, if necessary, will provide allowances for such balances, or portions thereof, as they become uncollectible in general and administrative expenses. As of December 31, 2010, no such allowances are considered necessary.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are comprised of the following items:

December 31, 2010
Escrowed cash	$304,086
Prepaid directors’ and officers’ insurance	43,069
Other	21,992

Total	$369,147

Escrowed cash represents deposits paid in connection with future acquisitions and borrowings, and escrow accounts held by lenders to pay future real estate taxes, insurance, and tenant improvements. Other prepaid expenses and other assets include, among other things, utility deposits and prepaid director fees. Prepaid expenses and other assets are expensed as incurred or reclassified to other asset accounts upon being put into service in future periods.

Deferred Financing Costs

Deferred financing costs are comprised of costs incurred in connection with securing financing from third-party lenders and are capitalized and amortized over the term of the related financing arrangements. Wells Core Office Income REIT recognized amortization of deferred financing costs for the year ended December 31, 2010 of approximately $153,000, which is included in interest expense in the accompanying consolidated statements of operations.

Redeemable Common Stock

Under Wells Core Office Income REIT’s share redemption program (“SRP”), the decision to honor redemptions, subject to certain plan requirements and limitations, falls outside the control of Wells Core Office Income REIT. As a result, Wells Core Office Income REIT records redeemable common stock in the temporary equity section of its consolidated balance sheet. Wells Core Office Income REIT’s SRP currently requires Wells Core Office Income REIT to honor redemption requests made within two years following the death or a qualifying disability of a stockholder, subject to certain limitations. Wells Core Office Income REIT’s capacity to honor redemptions is limited to (i) the amount of net proceeds raised under the DRP during the immediately preceding 12-month period, or (ii) 5% of the weighted-average numbers of shares outstanding in the immediately preceding 12-month period. Accordingly, as of December 31, 2010, redeemable common stock is measured at an amount equal to the net proceeds raised under the DRP during the immediately preceding 12-month period. Upon being tendered for redemption by the holder, Wells Core Office Income REIT will reclassify redeemable common shares from temporary equity to a liability at settlement value. To date, Wells Core Office Income REIT has not redeemed any shares under the SRP.

Preferred Stock

Wells Core Office Income REIT is authorized to issue up to 10.0 million shares of one or more classes or series of preferred stock with a par value of $0.01 per share. Wells Core Office Income REIT’s board of directors may determine the relative rights, preferences, and privileges of each class or series of preferred stock issued, which may be more beneficial than the rights, preferences, and privileges attributable to Wells Core Office Income REIT’s common stock. To date, Wells Core Office Income REIT has not issued any shares of preferred stock.

Common Stock

The par value of Wells Core Office Income REIT’s issued and outstanding shares of common stock is classified as common stock, with the remainder allocated to additional paid-in capital. On April 30, 2010, Wells Core Office Income REIT changed its offering price from $10.00 per share to $25.00 per share. In connection with the change in price, as of April 30, 2010, the 20,000 shares that were issued to WREF at $10.00 per share were exchanged by Wells Core Office Income REIT for 8,000 shares of common stock at $25.00 per share with no additional consideration paid by either party. The effect of this exchange is accounted for as a 2-for-5 reverse stock split. Stockholders’ equity has been retroactively adjusted to give effect to the adjustment for all periods presented by reclassifying from common stock to additional paid-in capital the par value of the reduction in shares in connection with the reverse split. In addition, all share numbers and per-share amounts in the consolidated financial statements have been retroactively adjusted to give effect to the reverse split.

Distributions

In order to qualify to be taxed as a REIT, Wells Core Office Income REIT is required by the Internal Revenue Code of 1986, as amended (the “Code”), to make distributions to stockholders each taxable year equal to at least 90% of its REIT taxable income, computed without regard to the dividends-paid deduction and by excluding net capital gains attributable to stockholders (“REIT taxable income”). Distributions to the stockholders are determined by the board of directors of Wells Core Office Income REIT and are dependent upon a number of factors relating to Wells Core Office Income REIT, including funds available for payment of distributions, financial condition, the timing of property acquisitions, capital expenditure requirements, and annual distribution requirements in order to maintain Wells Core Office Income REIT’s status as a REIT under the Internal Revenue Code (the “Code”).

Financial Instruments

Wells Core Office Income REIT believes that the carrying value of its credit facility and note payable approximates their fair value as of December 31, 2010. Wells Core Office Income REIT estimated the fair values of its credit facility with Regions Bank by obtaining estimates for similar facilities from multiple lenders as of the respective reporting dates. The fair value of the Royal Ridge V loan was estimated based on discounted cash flow analyses using the current incremental borrowing rates for similar types of borrowing arrangements as of the respective reporting dates (see Note 4 for additional information).

Revenue Recognition

All leases on real estate assets held by Wells Core Office Income REIT are classified as operating leases, and the related base rental income is generally recognized on a straight-line basis over the terms of the respective leases. Tenant reimbursements are recognized as revenue in the period that the related operating cost is incurred and are billed to tenants pursuant to the terms of the underlying leases. Rental income and tenant reimbursements collected in advance are recorded as deferred income in the accompanying consolidated balance sheets. Lease termination fees are recorded as other property income and recognized once the tenant has lost the right to lease the space and Wells Core Office Income REIT has satisfied all obligations under the related lease or lease termination agreement.

Earnings Per Share

Basic earnings (loss) per share is calculated as net income (loss) attributable to common stockholders divided by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share equals basic earnings (loss) per share, adjusted to reflect the dilution that would occur if all outstanding securities convertible into common shares or contracts to issue common shares were converted/exercised and the related proceeds were used to repurchase common shares. No shares have been granted or are outstanding under the 2010 Long-Term Incentive Plan (see Note 6); therefore, the 2010 Long-Term Incentive Plan does not currently impact diluted earnings (loss) per share. Therefore, basic earnings (loss) per share equals diluted earnings (loss) per share for each of the periods presented.

Income Taxes

Wells Core Office Income REIT intends to elect to be taxed as a REIT under the Code, and has qualified and operated as such beginning with its taxable year ended December 31, 2010. To qualify as a REIT, Wells Core Office Income REIT must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income, as defined by the Code, to its stockholders. As a REIT, Wells Core Office Income REIT generally will not be subject to federal income tax on taxable income it distributes to stockholders. If Wells Core Office Income REIT fails to qualify as a REIT in any taxable year, it will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants Wells Core Office Income REIT relief under certain statutory provisions.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. ASC 820 defines the following fair value hierarchy:

Level 1 – Assets or liabilities for which the identical term is traded on an active exchange, such as publicly traded instruments or futures contracts.

Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

Wells Core Office Income REIT applies the provisions of ASC 820 to the allocation of the purchase price of acquired properties to assets and liabilities based on Level 3 assumptions.

Operating Segments

Wells Core Office Income REIT operates in a single reporting segment, and the presentation of Wells Core Office Income REIT’s financial condition and performance is consistent with the way in which Wells Core Office Income REIT’s operations are managed.

3.	Real Estate Acquisitions

During the year ended December 31, 2010, Wells Core REIT acquired the following two properties:

					Intangibles
Property Name	Location	Acquisition Date	Land	Buildings and Improvements	Intangible Lease Assets	Intangible Lease Origination	Total Purchase Price(1)	Lease Details
Royal Ridge V Building	Irving, Texas	10/7/2010	$1,062,810	$15,534,614	$615,191	$921,971	$18,134,586	(2)
333 East Lake Street Building	Bloomingdale, Illinois	11/19/2010	1,415,598	8,088,478	1,590,380	616,310	11,710,766	(3)

			$2,478,408	$23,623,092	$2,205,571	$1,538,281	$29,845,352

(1)

Purchase prices are presented exclusive of closing costs and acquisition fees and have been allocated to tangible assets, consisting of land, building and site improvements, and identified intangible assets and liabilities, including the value of in-place leases, based in each case on an estimate of their fair values.

(2)

This three-story office building contains approximately 119,600 rentable square feet and is 100% leased to JPMorgan Chase through February 2020 with a 2015 penalty-free termination option with respect to specified parts of approximately 65% of the building.

(3)	This three-story office building contains approximately 71,000 rentable square feet and is 98% leased to Bridgestone Retail Operations, LLC (“Bridgestone”) through November 2018.

The value associated with in-place leases is amortized over the remaining terms of the respective leases. At the purchase date, the aggregate weighted-average amortization period of the intangible assets was 6.1 years and 8.0 years for the Royal Ridge V Building and the 333 East Lake Street Building, respectively. Please see Note 2, Summary of Significant Accounting Policies, for a discussion of the estimated useful life for each asset class.

Pro Forma Financial Information for Real Estate Acquisition

The following unaudited pro forma statement of operations presented for the year ended December 31, 2010 has been prepared for Wells Core Office Income REIT to give effect to the acquisitions of the Royal Ridge V Building and the 333 East Lake Street Building as if the acquisitions occurred on January 1, 2010. The unaudited pro forma financial information has been prepared for informational purposes only and is not necessarily indicative of future results or of actual results that would have been achieved had the acquisitions of the Royal Ridge V Building and the 333 East Lake Street Building acquisitions been consummated as of January 1, 2010.

	Year Ended December 31, 2010
Pro Forma	Wells Core Office Income REIT, Historical	Royal Ridge V Building	333 East Lake Street Building	Pro Forma Total
Revenues	$755,389	$1,760,171	$1,927,676	$4,443,236

Expenses:
Property operating costs	226,126	737,912	953,198	1,917,236
Asset and property management fees – related party and other	44,123	103,857	72,743	220,723
Depreciation and amortization	341,020	808,691	374,423	1,524,134
General and administrative	695,311	—	—	695,311
Acquisition fees and expenses	668,855	—	—	668,855

	$1,975,435	$1,650,460	$1,400,364	$5,026,259

Real estate operating income (loss)	(1,220,046)	109,711	527,312	(583,023)

Interest income (expense)	(319,938)	(355,279)	(218,911)	(894,128)

Income (loss) before income tax expense	(1,539,984)	(245,568)	308,401	(1,477,151)
Income tax expense	(3,639)	—	—	(3,639)

Net income (loss) attributable to common stockholders	$(1,543,623)	$(245,568)	$308,401	$(1,480,790)

4.	Line of Credit and Note Payable

The following table summarizes the terms of Wells Core Office Income REIT’s indebtedness outstanding as of December 31, 2010:

Facility	Rate as of December 31, 2010	Term Debt or Interest Only	Maturity	Outstanding Balance as of December 31, 2010
Regions Credit Facility	LIBOR + 400 bps(1)	Interest Only	11/19/2012	$6,175,000
Royal Ridge V Loan	4.0%(2)	Interest Only(3)	11/1/2012	11,100,000

Total indebtedness				$17,275,000

(1)

The Regions Credit Facility bears interest at a rate based on, at the option of Wells Core Office Income REIT, (1) LIBOR plus an applicable margin ranging from 3.0% to 4.0% or (2) the greater of (a) the prime rate announced by Regions, (b) the federal funds effective rate plus 0.5%, or (c) the 30-day LIBOR plus 1.0%, plus an applicable base rate margin ranging from 2.0% to 3.0%.

(2)

The Royal Ridge V Loan initially bears interest at an annual rate of 4.0% until December 31, 2010. Therefore, the Royal Ridge V Loan interest rate adjusts quarterly based on the three-month LIBOR rate plus a margin of 3.0%.

(3)	Interest only during the first 12 months. Principal and interest are due monthly starting in December 2011.

Regions Credit Facility

On November 19, 2010, Wells Core OP entered into a $70.0 million secured revolving credit facility with Regions Bank (“Regions”), as administrative agent for itself and any other lenders that may become parties to the facility in the future (the “Regions Credit Facility”). Under the Regions Credit Facility, we may borrow up to $70.0 million (the “Facility Amount”), subject to availability as described below. Wells Core Office Income REIT also has the right on three occasions within 18 months of closing to increase the Facility Amount by an aggregate of $130.0 million to a total Facility Amount of $200.0 million provided that no default has occurred. The Regions Credit Facility also includes a standby letter of credit facility with an initial $10.0 million sublimit and a swingline facility with an initial $10.0 million sub-limit, in each case subject to availability. Aggregate advances, letters of credit, or swingline loans outstanding at any time under the Regions Credit Facility are subject to availability equal to the lesser of (1) the Facility Amount, (2) 60% multiplied by the value of the properties used to secure the Regions Credit Facility, provided that until we have raised $30 million in common equity, the availability attributable to the 333 East Lake Street Building will be its value multiplied by 55% less $150,000, or (3) an amount which would produce a minimum implied debt service coverage ratio of 1.45 based on a 30-year amortization schedule and an interest rate equal to the greater of (a) the ten-year Treasury rate plus 2.5% or (b) 8.0%. Draws under the Regions Credit Facility will be secured by properties directly owned by our subsidiaries, which we have elected to add to the borrowing base. The proceeds of the Regions Credit Facility may be used by us to acquire properties and for working capital, capital expenditures, and other general corporate purposes.

The entire unpaid principal balance of all borrowings under the Regions Credit Facility and all accrued and unpaid interest thereon will be due and payable in full on November 19, 2012, which date may be extended to November 19, 2013, subject to satisfaction of certain conditions and payment of an extension fee equal to 0.25% of the amount committed under the Regions Credit Facility. Wells Core OP may borrow under the Regions Credit Facility at rates equal to (1) the London Interbank Offered Rate (“LIBOR”) plus the applicable LIBOR Margin (the “LIBOR Rate”) or (2) the greater of (a) the prime rate announced by Regions, (b) the Federal Funds Effective Rate plus 0.5%, or (c) the 30-day LIBOR (adjusted daily) plus 1.0%, plus the applicable base rate margin (the “Base Rate”). The applicable LIBOR margin may vary from 3.0% to 4.0%, and the applicable base rate margin may vary from 2.0% to 3.0% based on our then-current leverage ratio. All swingline loans issued under the Regions Credit Facility will bear interest at the Base Rate. Wells Core OP generally will be required to make interest-only payments. Wells Core OP also may prepay the Regions Credit Facility in whole or in part at any time without penalty, subject to reimbursement of any breakage and redeployment costs incurred by lenders in the case of prepayment of LIBOR borrowings.

Wells Core OP is required to pay a fee on the unused portion of the Regions Credit Facility in an amount equal to the average daily unused amount of the Regions Credit Facility multiplied by a rate per annum equal to (1) 0.50% if Wells Core OP utilizes 50% or less of the Facility Amount or (2) 0.35% if Wells Core OP utilizes more than 50% of the Facility Amount, payable quarterly in arrears. Wells Core OP will also pay a fee at a rate per annum equal to the applicable LIBOR margin for LIBOR-based loans on the maximum amount available to be drawn under each letter of credit that is issued and outstanding, payable quarterly in arrears. Additionally, Wells Core OP must pay Regions a one-time fronting fee equal to the greater of (1) $1,500 or (2) 0.125% on the stated amount of each letter of credit issued pursuant to the Regions Credit Facility, payable at the time of issuance. Wells Core OP’s obligations with respect to the Regions Credit Facility are guaranteed by Wells Core Office Income REIT and by certain material subsidiaries of Wells Core OP, as defined in the Regions Credit Facility, pursuant to the terms of a guaranty dated as of November 19, 2010.

As of December 31, 2010, the Regions Credit Facility contained, among others, the following restrictive covenants:

•

The ratio of Wells Core OP total indebtedness to the total value of Wells Core OP assets, as both are defined in the Regions Credit Facility, may not exceed 0.65 to 1.00 until May 19, 2012, and to 0.60 to 1.00 thereafter.

•

Wells Core OP’s amount of secured debt, excluding the Regions Credit Facility and nonrecourse debt, may not exceed 5% of its consolidated tangible assets for so long as Wells Core OP’s consolidated tangible assets are less than $200 million in value. Thereafter, the limit will be increased to 10%.

•	The ratio of Wells Core OP’s EBITDA to Wells Core OP’s fixed charges, including preferred dividends, shall not be less than 1.75 to 1.00.

•

Beginning with the fiscal quarter ending October 31, 2011 and at any time thereafter, Wells Core OP’s tangible net worth may not be less than the sum of (1) $200 million and (2) 75% of the gross cash proceeds of all of Wells Core OP’s equity issuances consummated after October 31, 2011.

•

On or before February 28, 2011, Wells Core OP must raise at least $30 million in gross cash proceeds from equity issuances. Additionally, Wells Core OP must raise an additional $55 million in gross cash proceeds from equity issuances on or before April 30, 2011.

Effective March 9, 2011, Wells Core OP amended the Regions Credit Facility to reduce the minimum cumulative equity raise requirement from $85 million by April 30, 2011 to $70 million by June 30, 2011, and to reduce the minimum net worth requirement from $200 million by October 31, 2011 to $110 million by December 31, 2011, plus 75% of gross equity thereafter. As of December 31, 2010, Wells Core OP was not in compliance with the fixed charge restrictive covenant under the Regions Credit Facility. On March 28, 2011, Regions temporarily waived compliance with the fixed charge restrictive covenant under the terms of the Regions Credit Facility for the period from November 19, 2010 through June 29, 2011 such that there would be no event of default under the loan as a result of fixed charges incurred during the start-up phase of Wells Core Office Income REIT. Pursuant to the waiver, Wells Core OP must be in compliance with all of the restrictive covenants as of June 30, 2011. Wells Core OP believes that as of June 30, 2011 it will be in compliance with all restrictive covenants or have the ability to refinance, amend, or repay all amounts outstanding under the Regions Credit Facility. As of December 31, 2010, Wells Core OP believes it was in compliance with all other restrictive covenants of the Regions Credit Facility. Wells Core OP’s compliance with the Regions Credit Facility covenants, as amended, for the duration of the term of the Regions Credit Facility, will depend upon Wells Core OP’s future operating performance, capital raising success, property and financing transactions, and general economic conditions.

Royal Ridge V Loan

On October 7, 2010, Wells Core Office Income REIT, through Wells Core REIT-Royal Ridge V, LLC, a wholly owned subsidiary of Wells Core OP, entered into an agreement to borrow $11.1 million (“the Royal Ridge V Loan”) with Jackson National Life Insurance Company, an unaffiliated entity, as lender (“Jackson National”). The amount advanced under the Royal Ridge V Loan was used to fund the acquisition and acquisition-related costs of the Royal Ridge V Building.

The Royal Ridge V Loan matures on November 1, 2012 (the “Maturity Date”). The Royal Ridge V Loan initially bears interest at an annual rate of 4.00% until December 31, 2010. Thereafter, Jackson National shall adjust the interest rate on a quarterly basis so that the rate is 3.00% over the three-month LIBOR rate. The annual interest rate will in no event be less than 4.00%. These adjustments will occur on the last business day of each of March, June, September, and December and will be effective the first day of the immediately following month. In addition, Wells Core Office Income REIT incurred certain closing costs in connection with the Royal Ridge V Loan, including a financing fee assessed at 1% of the loan amount. Commencing on December 1, 2010, and continuing through November 1, 2011, monthly payments of accrued unpaid interest are required. Commencing on December 1, 2011, and continuing until the Maturity Date, monthly payments of principal and interest are due and payable with principal calculated using an amortization term of 15 years, with the unpaid principal and all accrued unpaid interest being due and payable on the Maturity Date.

Wells Core Office Income REIT has the right to prepay the outstanding amount in full beginning on November 1, 2011, provided that (i) 30 days’ prior written notice of the intent to prepay is provided to Jackson National and (ii) a prepayment premium is paid to Jackson National. If the prepayment is made on or after November 1, 2011, but before May 1, 2012, the prepayment premium is equal to 0.5% of the outstanding principal balance. No prepayment premium need be paid if the prepayment is made on or after May 1, 2012.

The Royal Ridge V Loan is secured by a first mortgage lien on the assets of the Royal Ridge V Building, including the land, fixtures, improvements, leases, rents, and reserves. The Royal Ridge V Loan contains customary affirmative, negative, and financial covenants; representations; warranties; and borrowing conditions. Wells Core Office Income REIT is currently in compliance with all such covenants. The Royal Ridge V Loan contains, among others, restrictive covenants effective November 2011, which require Wells Core Office Income REIT’s (i) net worth to exceed $100.0 million, (ii) total leverage to not exceed 60%, and (iii) fixed charge coverage ratio to exceed 1.75:1.00.

Wells Core Office Income REIT incurred debt financing fees payable to the Advisor on the Royal Ridge V Loan (see Note 9) and incurred $116,000 of additional third-party financing costs in connection with securing the Royal Ridge V loan. All such costs are amortized over the term of the related financing arrangement and recorded as interest expense.

Bridge Loan

On October 5, 2010, Wells Core OP entered into a $10.0 million secured revolving bridge loan (the “Bridge Loan”) with its affiliate, WREF. Wells Core Office Income REIT expects to use the proceeds of the Bridge Loan for general corporate purposes, including but not limited to the financing of acquisitions. The Bridge Loan is scheduled to mature on April 5, 2011. As of December 17, 2010, net proceeds from the sale of common stock were used to repay the outstanding balance on the Bridge Loan.

Under the Bridge Loan, Wells Core OP may from time to time request advances of no less than $50,000. After WREF funds the requested amount, Wells Core OP’s obligation to repay the aggregate unpaid principal amount and the interest thereon will be evidenced by a revolving note. Outstanding loans will incur interest at either (i) the base rate plus one-and-one-half percent (1.50%) per annum or (ii) the LIBOR rate for either a seven-day, one-month, two-month, three-month, or six-month interest period, plus two-and-one-half percent (2.50%) per annum. Wells Core OP has the right to prepay any outstanding loans at any time in whole or in part without premium or penalty.

The Bridge Loan is guaranteed by Wells Core Office Income REIT and is secured by pledges by Wells Core Office Income REIT and Wells Core OP of certain deposit accounts in which advanced loan proceeds are deposited. WREF’s security interest is limited to advanced loan proceeds and the amounts in such deposit accounts originating from investor subscription proceeds in Wells Core Office Income REIT’s deposit accounts as transferred to Wells Core OP. The Bridge Loan requires Wells Core Office Income REIT to comply with customary operating covenants.

Upon an event of default, WREF can accelerate all borrowings then outstanding and prohibit Wells Core Office Income REIT from borrowing any further amounts under the Bridge Loan. WREF can also require Wells Core OP to pledge additional collateral to WREF upon an event of default. Wells Core Office Income REIT is currently in compliance with all such covenants.

WREF has elected to waive the debt financing fee pursuant to the Advisory Agreement (see Note 9) on borrowings under the Bridge Loan (see Note 3).

Interest Paid and Extinguishment of Debt

As of December 31, 2010, Wells Core Office Income REIT’s weighted-average interest rate on its line of credit and note payable was approximately 4.09%. Wells Core Office Income REIT made interest payments of approximately $166,966 during the year ended December 31, 2010. No interest was capitalized for the year ended December 31, 2010.

The Bridge Loan was fully repaid on December 17, 2010.

Debt Maturities

The following table summarizes the aggregate maturities of Wells Core REIT’s Office Income indebtedness as of December 31, 2010:

2011	$45,000
2012	17,230,000

Total	$17,275,000

The debt maturities above are based on the stated maturity date of each loan, which may differ from the anticipated repayment date of the loan . The outstanding balance as of December 31, 2010 on the Regions Credit Facility is anticipated to be repaid within twelve months.

5.	COMMITMENTS AND CONTINGENCIES

Commitments Under Existing Lease Agreements

Certain lease agreements include provisions that, at the option of the tenant, may obligate Wells Core Office Income REIT to expend capital to expand an existing property or provide other expenditures for the benefit of the tenant, including the following:

Building	Tenant	Tenant Allowance Obligations as of December 31, 2010
333 East Lake Street Building	Bridgestone Retail Operations	$617,380

Organization and Offering Expenses

As of December 31, 2010 and December 31, 2009, the Advisor has incurred aggregate organization and offering expenses on behalf of Wells Core Office Income REIT of approximately $3,962,676 and $890,000, respectively. Under the terms of the Advisory Agreement (see Note 9), Wells Core Office Income REIT is obligated to reimburse the Advisor for organization and offering expenses in an amount equal to the lesser of actual costs incurred or 2.0% of total gross offering proceeds raised from the sale of shares of our common stock to the public. As of December 31, 2010, Wells Core Office Income REIT has incurred and charged to additional paid-in capital cumulative other offering costs of $404,721 related to this offering, which represents approximately 2.0% of cumulative gross proceeds raised by Wells Core Office Income REIT under this offering. The remaining $3,577,955 will be accrued and payable as Wells Core Office Income REIT raises additional offering proceeds.

Litigation

From time to time, Wells Core Office Income REIT is party to legal proceedings, which arise in the ordinary course of its business. Wells Core Office Income REIT is not currently involved in any legal proceedings for which the outcome is expected to have a material adverse effect on the results of operations or financial condition of Wells Core Office Income REIT.

6.	Stockholders’ Equity

2010 Long-Term Incentive Plan

Wells Core Office Income REIT adopted a long-term incentive plan on June 7, 2010, which includes an independent director compensation plan to provide for the grant of awards to its employees (in the event it ever has employees), employees of the Advisor or its affiliates, employees of entities that provide services to Wells Core Office Income REIT, Wells Core Office Income REIT’s independent directors, officers or directors of the Advisor or its affiliates, certain of the Wells Core Office Income REIT’s consultants and certain consultants to the Advisor or its affiliates (the “2010 Long-Term Incentive Plan”). Such awards may consist of nonqualified stock options, incentive stock options, restricted and unrestricted shares of stock, stock appreciation rights, performance awards, deferred stock units, dividend equivalents, and other stock-based awards. Wells Core Office Income REIT will account for such stock plan in accordance with GAAP, which requires the fair value of the stock option to be recognized as compensation expense over the vesting period. The total number of shares of common stock reserved for issuance under the 2010 Long-Term Incentive Plan is 500,000 shares. During the term of this offering, Wells Core Office Income REIT intends to limit the type of incentive awards granted under the 2010 Long-Term Incentive Plan to restricted shares of stock issued to its independent directors. As of December 31, 2010, no shares of common stock have been issued under the 2010 Long-Term Incentive Plan.

Distribution Reinvestment Plan

Wells Core Office Income REIT has adopted a distribution reinvestment plan, or DRP, through which stockholders may elect to reinvest an amount equal to the distributions declared on their shares of common stock into shares of Wells Core Office Income REIT’s common stock in lieu of receiving cash distributions. Shares may be purchased under the DRP for a price equal to the higher of $23.75 or 95% of the estimated value of a share of common stock, as estimated by the Advisor or another firm chosen for that purpose. If the purchase price is 95% of an estimated value, such price will be adjusted downward to the extent of any aggregate distributions per share of any net sale proceeds from the sale of assets or other special distributions so designated by the board of directors, distributed to stockholders after the estimated per-share value is determined. Participants in the DRP may purchase fractional shares so that 100% of the dividends may be used to acquire additional shares of Wells Core Office Income REIT’s common stock.

Share Redemption Program

The board of directors of Wells Core Office Income REIT has adopted a share redemption program, or SRP. The program will allow stockholders who hold their shares for more than one year to sell their shares back to Wells Core Office Income REIT, subject to certain limitations and penalties. Shares redeemed pursuant to the SRP are accounted for as common stock. The program contains different rules for redemptions sought within two years of a stockholder’s death or “qualifying disability.” Wells Core Office Income REIT refers to redemptions that do not occur within two years of a stockholder’s death or qualifying disability as “Ordinary Redemptions.”

For Ordinary Redemptions, the initial price at which Wells Core Office Income REIT will repurchase a share under the SRP is 91.0% of the price at which Wells Core Office Income REIT sold the share or $22.75 per share for a share issued at $25.00. This initial redemption price will remain fixed until the date that Wells Core Office Income REIT completes its offering stage. On or after the date on which Wells Core Office Income REIT completes its offering stage, the price at which Wells Core Office Income REIT would repurchase a share under the SRP will be 95% of (x) the estimated per-share value, as determined by the Advisor or another firm chosen for that purpose less (y) the aggregate distributions per share of any net sale proceeds from the sale of assets, or other special distributions so designated by Wells Core Office Income REIT’s board of directors, distributed to stockholders after the estimated per-share value is determined (the “Valuation Adjustment”).

Redemptions sought within two years of the death or “qualifying disability” of a stockholder do not require a one-year holding period, and the redemption price is the amount paid for the shares until completion of the above-mentioned offering stage. At that time, the redemption price would be (x) the estimated per-share value, as determined by the Advisor or another firm chosen for that purpose less (y) the Valuation Adjustment.

Wells Core Office Income REIT defines the completion of its offering stage to be 18 months after the termination of a public offering of shares by Wells Core Office Income REIT if no other public offering of shares commenced within such 18-month period. An “offering” referred to in the foregoing sentence shall not include offerings on behalf of selling stockholders or offerings related to any distribution reinvestment plan, employee benefit plan, or the redemption of interests in Wells Core OP.

In addition to the one-year holding period for Ordinary Redemptions, redemptions under the SRP are currently subject to the following limits:

•

Wells Core Office Income REIT will not redeem shares on any redemption date to the extent that such redemptions would cause the amount paid for Ordinary Redemptions during the 12-month period ending on such redemption date to exceed 50% of the net proceeds from the sale of shares under Wells Core Office Income REIT’s DRP during such 12-month period.

•	Wells Core Office Income REIT will limit all redemptions so that the aggregate of such redemptions during the 12-month period ending on such redemption date does not exceed:

•	100% of the net proceeds from Wells Core Office Income REIT’s DRP during such 12-month period; or

•	5% of the weighted-average number of shares outstanding in such 12-month period.

•

Wells Core Office Income REIT will not redeem any share that has been transferred for value by a stockholder. After a transfer for value, the transferee and all subsequent holders of the share are not eligible to participate in the SRP with respect to the shares so transferred.

During the year ended December 31, 2010, no shares eligible to be redeemed under the SRP were submitted for redemption.

7.	Operating Leases

Wells Core Office Income REIT’s real estate assets are leased to tenants under operating leases for which the terms vary, including certain provisions to extend the lease agreement, options for early terminations subject to specified penalties, and other terms and conditions as negotiated. Wells Core Office Income REIT retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant; however, such deposits generally are not significant. Therefore, exposure to credit risk exists to the extent that the receivables exceed this amount. Security deposits related to tenant leases are included in accounts payable, accrued expenses, and accrued capital expenditures in the accompanying consolidated balance sheets.

Based on 2010 annualized gross base rent, JPMorgan Chase and Bridgestone comprised approximately 66% and 34%, respectively, of Wells Core Office Income REIT’s portfolio as of December 31, 2010. Tenants in the nondepository institutions and wholesale trade-durable goods industries each comprise 66% and 34%, respectively, of Wells Core Office Income REIT’s 2010 annualized gross base rent. Wells Core Office Income REIT’s properties are located in two states. As of December 31, 2010, approximately 66% and 34% of Wells Core Office Income REIT’s office and industrial properties are located in metropolitan Dallas and Chicago, respectively.

The future minimum rental income from Wells Core Office Income REIT’s investment in real estate assets under noncancelable operating leases as of December 31, 2010, is as follows:

2011	$3,330,585
2012	3,401,084
2013	3,480,883
2014	3,562,114
2015	3,645,268
Thereafter	14,358,084

Total	$31,778,018

8.	Supplemental Disclosures of Noncash Activities

There were no noncash investing or financing transactions for the year ended December 31, 2009. Outlined below are significant noncash investing and financing transactions for the year ended December 31, 2010:

Year Ended December 31, 2010
Other liabilities assumed upon acquisition of properties	$419,208

Commissions on stock sales and related dealer-manager fees due to affiliate	$71,463

Other offering costs due to affiliate	$18,430

Distributions payable	$40,543

Discounts applied to issuance of common stock	$25,161

Increase in redeemable common stock	$42,703

9.	Related-Party Transactions

Advisory Agreement

Wells Core Office Income REIT is party to an agreement with the Advisor, under which the Advisor is required to perform the services and shall be compensated for such services, as outlined below, in the Advisory Agreement:

•

reimbursement of organization and offering costs paid by the Advisor on behalf of Wells Core Office Income REIT, not to exceed 2.0% of gross offering proceeds as of the date of reimbursement. Organization and offering expenses may include legal costs, accounting costs, printing costs, personnel expenses, and other bona fide offering-related costs. When reimbursing the Advisor for organization and offering expenses, subject to above-described limitation, Wells Core Office Income REIT first reimburses all costs incurred to third parties to date; once all third-party costs have been reimbursed, Wells Core Office Income REIT will then begin to reimburse the Advisor for personnel expenses incurred to date;

•

acquisition fees of 2.0% of gross offering proceeds, subject to certain limitations, Wells Core Office Income REIT also reimburses the Advisor for expenses it pays to third parties in connection with acquisitions or potential acquisitions;

•

monthly asset management fees equal to one-twelfth of 0.75% of the cost of (i) the properties owned other than through joint ventures and (ii) investments in joint ventures plus Wells Core Office Income REIT’s allocable share of capital improvements made by the joint venture;

•

a debt financing fee equal to 0.20% annually of the total capacity of all third-party financing arrangements (whether or not drawn), originated, obtained, or otherwise assumed by or for Wells Core Office Income REIT, including mortgage debt, lines of credit, and other term indebtedness, provided that, notwithstanding the annual nature of the fee, in no event will Wells Core Office Income REIT pay an aggregate amount of more than 0.50% of the amount available under any particular financing arrangement or refinancing of such arrangements;

•

reimbursement for all costs and expenses the Advisor incurs in fulfilling its duties as the asset portfolio manager, including wages and salaries (but excluding bonuses) and other employee-related expenses of the Advisor’s employees, who perform a full range of real estate services for Wells Core Office Income REIT, including management, administration, operations, and marketing, and are allocated to Wells Core Office Income REIT, provided that such expenses are not reimbursed if incurred in connection with services for which the Advisor receives a disposition fee (described below) or an acquisition fee or that are reimbursable under a property management agreement or other agreement between Wells Core Office Income REIT and the Advisor or its affiliates;

•

through February 16, 2011, for any property, loan, or other permitted investment sold by Wells Core Office Income REIT, a real estate commission equal to 3.0% of the sales price, with the limitation that the total real estate commissions for any Wells Core Office Income REIT property sold may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property. The above-described disposition fee was lowered from 3.0% to 1.0% of the sales price for transactions consummated February 17, 2011 or later;

•

incentive fee of 15% of net sales proceeds remaining after then-current stockholders have received distributions equal to the sum of their invested capital plus an 8% return of invested capital, which fee is payable only if the shares of common stock of Wells Core Office Income REIT are not listed on an exchange; and

•

listing fee of 15% of the amount by which the market value of the then-outstanding common stock plus distributions paid on such stock prior to listing exceeds the sum of 100% of the invested capital of then-current common stockholders plus an 8% return on such invested capital, which fee will be reduced by the amount of any incentive fees paid as described in the preceding bullet.

Under the terms of the Advisory Agreement, WREF guarantees the Advisor’s performance and any amounts payable in connection therewith. Either party may terminate the Advisory Agreement without cause or penalty upon providing 60 days’ prior written notice to the other.

Amendment to Bylaws

On February 17, 2011, Wells Core Office Income REIT’s board of directors approved an amendment to its bylaws that prohibits Wells Core Office Income REIT from buying real estate assets from (or selling real estate assets to) the Advisor or affiliates of the Advisor.

Dealer-Manager Agreement

Wells Core Office Income REIT is party to a dealer-manager agreement (the “Dealer-Manager Agreement”) with Wells Investment Securities, Inc. (“WIS”), whereby WIS, an affiliate of Wells Capital, performs the dealer-manager function for Wells Core Office Income REIT. For these services, WIS earns a commission of up to 7% of the gross offering proceeds from the sale of the shares of Wells Core Office Income REIT, of which substantially all is re-allowed to participating broker/dealers. Wells Core Office Income REIT pays no commissions on shares issued under its DRP.

Additionally, Wells Core Office Income REIT is required to pay WIS a dealer-manager fee of 2.5% of the gross offering proceeds from the sale of Wells Core Office Income REIT’s stock at the time the shares are sold. Under the Dealer-Manager Agreement, up to 1.5% of the gross offering proceeds may be re-allowed by WIS to participating broker/dealers. Wells Core Office Income REIT pays no dealer-manager fees on shares issued under its DRP.

Master Property Management, Leasing, and Construction Agreement

On August 11, 2010, Wells Core Office Income REIT and Wells Management, an affiliate of Wells Capital, entered into a Master Property Management, Leasing, and Construction Management Agreement (the “Management Agreement”) under which Wells Management receives the following fees and reimbursements in consideration for supervising the management, leasing, and construction activities of certain Wells Core Office Income REIT properties:

•

property management fees negotiated for each property managed by Wells Management; typically this fee would be equal to a percentage of the gross monthly income collected for that property for the preceding month;

•

leasing commissions for new, renewal, or expansion leases entered into with respect to any property for which Wells Management serves as leasing agent equal to a percentage as negotiated for that property of the total base rental and operating expenses to be paid to Wells Core Office Income REIT during the applicable term of the lease, provided, however, that no commission shall be payable as to any portion of such term beyond 10 years;

•

construction management fees for projects overseen by Wells Management such as capital projects, new construction, and tenant improvements, which fees are to be market-based and negotiated for each property managed by Wells Management; and

•	other fees as negotiated with the addition of each specific property covered under the agreement.

Related-Party Costs

Pursuant to the terms of the agreements described above, Wells Core Office Income REIT incurred the following related-party costs for the year ended December 31, 2010:

Year Ended December 31, 2010
Commissions, net of discounts(1)(2)	$1,396,307
Dealer-manager fees, net of discounts(1)	507,409
Acquisition fees	406,448
Other offering costs(1)	404,721
Administrative reimbursements	184,748
Asset management fees	28,664
Related-party interest expense(3)	27,946
Debt financing fee	15,367

Total	$2,971,610

(1)	Commissions, dealer-manager fees, and other offering costs are charged against stockholders’ equity, as incurred.
(2)	Substantially all commissions were re-allowed to participating broker/dealers during the year ended December 31, 2010.
(3)	Related-party interest expense is payable to WREF on amounts outstanding under the Bridge Loan, which was originated on October 5, 2010 and fully repaid on December 17, 2010 (see Note 4).

Wells Core Office Income REIT incurred no related-party construction fees, incentive fees, listing fees, disposition fees, or leasing commissions during the year ended December 31, 2010.

Due to Affiliates

The detail of amounts due to affiliates is provided below as of December 31, 2010:

December 31, 2010
General and administrative costs(1)	$264,088
Administrative reimbursements	184,748
Asset management fees	28,664
Debt financing fee	15,367
Other offering cost reimbursements	18,430
Acquisition fees	20,158
Commissions and dealer-manager fees	71,463

Total	$602,918

(1)

Reflects costs paid to third parties on behalf of Wells Core Office Income REIT by the Advisor, or affiliates of the Advisor, during Wells Core Office Income REIT’s start-up phase, which are recorded as general and administrative expenses in the accompanying consolidated statement of operations.

Economic Dependency

Wells Core Office Income REIT has contracted with the Advisor, Wells Management, and WIS to provide certain services that are essential to Wells Core Office Income REIT, including asset management services, the possible supervision of the property management and leasing of some properties owned by Wells Core Office Income REIT, asset acquisition and disposition services, the sale of shares of Wells Core Office Income REIT’s common stock, as well as other administrative responsibilities for Wells Core Office Income REIT, including accounting services, stockholder communications, and investor relations. In addition, the Advisor has engaged Wells Capital to retain the use of its employees to carry out certain of the services listed above. As a result of these relationships, Wells Core Office Income REIT is dependent upon the Advisor, Wells Capital, Wells Management, and WIS.

The Advisor, Wells Capital, Wells Management, and WIS are owned and controlled by WREF. Historically, the operations of Wells Capital, Wells Management, and WIS represent substantially all of the business of WREF. Accordingly, Wells Core Office Income REIT focuses on the financial condition of WREF when assessing the financial condition of the Advisor, Wells Capital, Wells Management, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, Wells Core Office Income REIT might be required to find alternative service providers.

Future net income generated by WREF will be largely dependent upon the amount of fees earned by WREF’s subsidiaries based on, among other things, the level of investor proceeds raised and the volume of future acquisitions and dispositions of real estate assets by Wells Core Office Income REIT and other WREF-sponsored programs, as well as distribution income earned from equity interests in another REIT previously sponsored by Wells Capital. As of December 31, 2010, Wells Core Office Income REIT has no reason to believe that WREF does not have access to adequate liquidity and capital resources, including cash flow generated from operations, cash on hand, other investments, and borrowing capacity necessary to meet its current and future obligations as they become due.

Wells Core Office Income REIT is also dependent upon the ability of its tenants to pay their contractual rent amounts as they become due. In particular, two tenants at its properties accounted for approximately 100% of its revenue for the year ended December 31, 2010 as follows: JPMorgan Chase, 80% and Bridgestone, 20%. The inability of any of these tenants to pay future rental amounts would have a negative impact on Wells Core Office Income REIT’s results of operations. Wells Core Office Income REIT is not aware of any reason why its current tenants will not be able to pay their contractual rental amounts as they become due in all material respects. Situations preventing Wells Core Office Income REIT’s tenants from paying contractual rents could result in a material adverse impact on its results of operations.

10.	INCOME TAXES

Wells Core Office Income REIT’s income tax basis net income for the year ended December 31, 2010 follows:

2010
GAAP basis financial statement net loss	$(1,543,623)
Increase (decrease) in net loss resulting from:
Depreciation and amortization expense for financial reporting purposes in excess of amounts for income tax purposes	124,842
Rental income accrued for income tax purposes less than amounts for financial reporting purposes	(38,514)
Amortization of intangible lease assets incurred for financial reporting purposes in excess of amounts for income tax purposes	114,715
Other expenses for financial reporting purposes in excess of amounts for income tax purposes	668,855

Income tax basis net income, prior to dividends-paid deduction	$(673,725)

As of December 31, 2010, the tax basis carrying value of Wells Core Office Income REIT’s total assets was approximately $35,872,449. For income tax purposes, distributions to common stockholders are characterized as ordinary income, capital gains, or as a return of a stockholder’s invested capital. Wells Core Office Income REIT’s distributions per common share are summarized as follows:

2010
Ordinary income	—
Capital gains	—
Return of capital	100%

Total	100%

As of December 31, 2010, returns for the calendar years 2007 through 2009 remain subject to examination by U.S. or various state tax jurisdictions. As of December 31, 2010, Wells Core Office Income REIT had no deferred tax liabilities.

11.	QUARTERLY RESULTS (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the year ended December 31, 2010. There were no operations for the year ended December 31, 2009.

	2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$—	$—	$—	$755,389
Net loss attributable to common stockholders	$—	$(104,670)	$(448,491)	$(990,462)

Basic and diluted net loss attributable to common stockholders per share(a)	$—	$(13.08)	$(42.10)	$(2.31)
Distributions payable per share	$—	$—	$—	$0.26

(a)

The quarterly per-unit amounts have been calculated using actual income (loss) for the respective quarters. Conversely, the corresponding annual loss per-unit amounts have been calculated assuming that loss was earned ratably over the year. As a result, the sum of these quarterly per-unit amounts does not equal the respective annual per-unit amount presented in the accompanying financial statements.

12.	SUBSEQUENT EVENTS

In connection with preparing the consolidated financial statements and notes thereto included herein, Wells Core Office Income REIT has evaluated subsequent events and notes the following items in addition to those disclosed elsewhere in the document:

Sale of Shares of Common Stock

From January 1, 2011 through February 28, 2011, Wells Core Office Income REIT raised approximately $17.7 million through the issuance of approximately 0.7 million shares of common stock under this offering. As of February 28, 2011, approximately 228.5 million shares remained available for sale to the public under this offering, exclusive of shares available under the DRP.

Property Acquisition

On January 27, 2011, Wells Core Office Income REIT purchased a three-story office building containing approximately 144,000 rentable square feet (“Westway One Building”) for approximately $31.0 million, exclusive of closing costs. The Westway One Building was funded with $18.6 million of proceeds from the Regions Credit Facility, $3.4 million of proceeds from the Bridge Loan, and $9.0 million of equity proceeds raised under this offering. The Westway One Building is 100% leased to four tenants with a weighted-average remaining lease term of 6.0 years. Wells Core Office Income REIT allocates the purchase price of properties to tangible assets, consisting of land and building, site improvements, and identified intangible assets and liabilities, including the value of in-place leases, based in each case on an estimate of their fair values. The following table summarizes a preliminary estimate of the allocation of the fair values of the assets and liabilities acquired in connection with purchasing the Westway One Building (amounts in dollars):

					Intangibles
Property Name	Location	Acquisition Date	Land	Buildings and Improvements	Intangible Lease Assets	Intangible Lease Origination	Total Purchase Price
Westway One Building	Houston, TX	1/27/2011	$2,300,000	$24,645,922	$3,107,111	$946,967	$31,000,000

The purchase price for the acquisition includes allocations based upon preliminary estimates of the fair value of the assets and liabilities acquired. These allocations may be adjusted in the future upon finalization of these preliminary estimates. Intangible assets related to the Westway One Building totaled approximately $31.0 million and consisted of the value of in-place leases. The value associated with in-place leases is amortized over the remaining terms of the respective leases. At the purchase date, the aggregate weighted-average amortization period of the intangible assets was 6.0 years. Aggregate amortization expense related to these intangible assets is anticipated to be approximately $514,254 for the year ending December 31, 2011, and approximately $561,004 for each of the years ending December 31, 2012, 2013, 2014, and 2015.

Pro Forma Financial Information for Real Estate Acquisition

The following unaudited pro forma statement of operations presented for the year ended December 31, 2010 has been prepared for Wells Core Office Income REIT to give effect to the acquisition of the Westway One Building as if the acquisition occurred on January 1, 2010. The unaudited pro forma financial information has been prepared for informational purposes only and is not necessarily indicative of future results or of actual results that would have been achieved had the Westway One Building acquisition been consummated as of January 1, 2010.

	Year Ended December 31, 2010
Pro Forma	Wells Core Office Income REIT, Historical	Westway One Building	Pro Forma Total
Revenues	$755,389	$4,406,849	$5,162,238

Expenses:
Property operating costs	226,126	1,905,001	2,131,127
Asset and property management fees – related party and other	44,123	232,500	276,623
Depreciation and amortization	341,020	1,493,135	1,834,155
General and administrative	695,311	—	695,311
Acquisition fees and expenses	668,855	—	668,855

	1,975,435	3,630,636	5,606,071

Real estate operating income (loss)	(1,220,046)	776,213	(443,833)

Interest expense	(319,938)	(795,251)	(1,115,189)

Loss before income tax expense	(1,539,984)	(19,038)	(1,559,022)
Net income expense	(3,639)	—	(3,639)

Net income (loss)	$(1,543,623)	$(19,038)	$(1,562,661)

Per-share information – basic and diluted	$(13.48)		$(13.64)

Declaration of Distributions

Wells Core Office Income REIT has declared distributions for stockholders of record from December 16, 2010 through February 28, 2011 in an amount equal to $0.003425 (0.3425 cent) per day, per share, and has declared distributions for stockholders of record from March 1, 2011 through March 15, 2011 in an amount equal to $0.004110 (0.4110 cent) per day, per share, and expects to pay these distributions in March 2011. Wells Core Office Income REIT has also declared distributions for stockholders of record from March 16, 2011 through June 15, 2011 in an amount equal to $0.004110 (0.4110 cent) per day, per share, and expects to pay this distribution in June 2011.

Wells Core Office Income REIT, Inc.

Schedule III—Real Estate Assets and Accumulated Depreciation and Amortization

December 31, 2010

(in thousands)

					Initial Cost			Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2010						Life on which Depreciation and Amortization is Computed (a)
Description	Location	Ownership Percentage	Encumbrances		Land	Buildings and Improvements	Total		Land	Buildings and Improvements	Total	Accumulated Depreciation and Amortization	Date of Construction	Date Acquired
ROYAL RIDGE V	Irving, TX	100%	$11,100		$1,063	$17,072	$18,135	$—	$1,063	$17,072	$18,135	$267	2005	10/7/2010	0 to 40 years
333 EAST LAKE STREET	Bloomingdale, IL	98%	(b	)	1,416	10,294	11,710	1	1,416	10,295	11,711	$96	2001	11/19/2010	0 to 40 years

Total—100% Wells Core REIT Properties					$2,479	$27,366	$29,845	$1	$2,479	$27,367	$29,846	$363

(a)	Wells Core Office Income REIT assets are depreciated or amortized using the straight-lined method over the useful lives of the assets by class. Generally, Tenant Improvements are amortized over the shorter of economic life or lease term, Lease Intangibles are amortized over the respective lease term, Building Improvements are depreciated over 5-25 years, Site Improvements are depreciated over 15 years, and Buildings are depreciated over 40 years.
(b)	This asset have been added to the borrowing base for the Wells Core Office Income REIT credit facility. The borrowing base assets secure the credit facility.

Wells Core Office Income REIT, Inc.

Schedule III—Real Estate Assets and Accumulated Depreciation and Amortization

December 31, 2010

(dollars in thousands)

2010
Real Estate:
Balance at the beginning of the year	$—
Additions to/improvements of real estate	29,846
Write-offs of tenant improvements	—
Write-offs of intangible assets(1)	—
Write-offs of fully depreciated/amortized assets	—

Balance at the end of the year	$29,846

Accumulated Depreciation and Amortization:
Balance at the beginning of the year	$—
Depreciation and amortization expense	363
Write-offs of tenant improvements	—
Write-offs of intangible assets(1)	—
Write-offs of fully depreciated/amortized assets	—

Balance at the end of the year	$363

(1) –	Consists of write-offs of intangible lease assets related to lease restructurings, amendments and terminations.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated June 11, 2010, supplement no. 8 dated January 7, 2011, supplement no. 9 dated January 26, 2011, supplement no. 10 dated January 27, 2011, supplement no. 11 dated February 22, 2011, and supplement no. 12 dated March 29, 2011.

Supplement no. 8 includes:

•

operating information, including the status of the offering, portfolio data, selected financial data, distribution information, and compensation to our advisor, our dealer manager and their affiliates;

•	updates to the risks related to an investment in our shares, including a cover page risk factor relating to distribution coverage;

•	an update to our “Estimated Use of Proceeds” table;

•	a revised ownership structure chart;

•	the amendment of our charter;

•	changes to the composition of our board of directors;

•	an update to the biography of Randall D. Fretz, our senior vice president;

•	our entry into an amended and restated advisory agreement and a master property management, leasing and construction management agreement;

•	information regarding leadership changes at our dealer manager;

•	the cap on the debt financing fee payable to our advisor or its affiliates;

•	revised disclosure regarding our conflict resolution procedures;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2010, filed on November 9, 2010;

•	our unaudited financial statements, and the notes thereto, as of and for the three and nine months ended September 30, 2010;

•	our unaudited statement of revenues over certain operating expenses, and notes thereto, for the Royal Ridge V Building for the period ended September 30, 2010;

•

our statements of revenues over certain operating expenses, and notes thereto, for the 333 East Lake Street Building for the period ended September 30, 2010 (unaudited) and for the year ended December 31, 2009 (audited); and

•	our unaudited Pro Form Financial Statements, and notes thereto, for the three and nine months ended September 30, 2010.

Supplement no. 9 includes:

•	the status of the offering; and

•	the execution of an agreement to purchase a three-story office property containing approximately 144,000 square feet in Houston, Texas.

Supplement no. 10 includes:

•	the acquisition of the Westway One Building.

Supplement no. 11 includes:

•	the status of the offering;

•	the amendment of our advisory agreement;

•	the amendment of our bylaws and a proposed amendment to our charter; and

•	information regarding distributions recently declared; and

•	information regarding our real estate assets.

Supplement no. 12 includes:

•	the status of the offering;

•	the amendment of our $70 million revolving credit facility;

•	a change to our directors’ compensation;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the year ended December 31, 2010; and

•	our consolidated financial statements and the notes thereto as of and for the years ended December 31, 2010 and 2009.